

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

Victor M. Perez
Principal Financial Officer
Allis Chalmers Energy Inc.
5075 Westheimer, Suite 890
Houston, Texas 77056

   Re: **Allis Chalmers Energy Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 9, 2010
      File No. 1-02199

Dear Mr. Perez:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1.   In light of recent events in the Gulf of Mexico, please review your disclosure to
        ensure that you have disclosed all material information regarding your potential
        liability in the event that one of your rigs is involved in an explosion or similar event.
        Please address the following:

        ·   Describe the instances or contracts, as applicable, for which you have not been
                able to obtain contractual indemnity against liability for pollution, well and
                environmental damages, etc. Your response should address individual contracts
                and/or groups of contracts by customer or geographic area, to the extent material
                and meaningful under the circumstances;

        ·   Please provide further context regarding the disclosure about indemnification at
                page 20 where you state that "drilling contracts provide for the division of
                responsibilities between a drilling company and its customer, and we generally
                obtain indemnification from customers by contract *for some of these risks.*
                However, there may be limitations on the enforceability of indemnification
                provisions that allow a contractor to be indemnified for damages resulting from
                the contractor's fault;"

        ·   Disclose whether your existing insurance would cover any claims made against
                you by or on behalf of individuals who are not your employees in the event of
                personal injury or death, and whether your customers would be obligated to
                indemnify you against any such claims;

        ·   Disclose the applicable deductibles and policy limits related to your insurance
                coverage, including the deductibles and policy limits for property damage to your
                offshore operations;

        ·   Provide further detail on the risks for which you are insured for your offshore
                rigs; and

        ·   Clarify your insurance coverage with respect to any liability related to any
                resulting negative environmental effects.

2.   In this regard, discuss what remediation plans or procedures you have in place to deal
        with the environmental impact that would occur in the event that of an oil spill or leak
        from of your offshore operations.

3.   We note that on July 12, 2010, the Bureau of Energy Management, Regulation, and
        Enforcement, issued a moratorium that applies to all drilling operations that use

subsea blowout preventers (BOP) or surface BOPs on floating facilities. Please tell us the impact such a planned moratorium in the Gulf of Mexico will have or has had on your exploratory and/or production drilling activities, and please also disclose any resulting impact that this will have on your production from wells in the Gulf of Mexico.

Definitive Proxy Statement on Schedule 14A

General

4.   Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

5.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sean Donahue at (202) 551-3579, Michael Karney at (202) 551-3847, or me at (202) 551-3745 with other questions.

Sincerely,

H. Roger Schwall
Assistant Director